SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2003

Commission File Number: 0-22286

                       Taro Pharmaceutical Industries Ltd.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                   Italy House, Euro Park, Yakum 60972, Israel
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

                     The following is included in this Report on Form 6-K:

                     1. English translation of the registrant's filings of Share Issuance Reports with the Israeli Registrar of Companies during July 2003.





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
                            REPORT OF SHARE ISSUANCE
                            ------------------------

Company:                                  Taro Pharmaceutical Industries Limited
Date of Issuance:                         May 12, 2003
No. of Company: 52-002290-6

Name of Shares:                           Ordinary
Symbol of Shares:                         Ord.
Par Value:                                NIS 0.0001
No. of Shares Issued:                     500
For Cash Consideration:                   500


Additional Holders of Ordinary Shares

                                       Par value  No. of shares  Price per share
I.D. number: Israeli ID 015383888
Shareholder: Marc Coles                 0.0001                     500 10.89
Address:     10 Havered Alley
             Nordia 42954
             ISRAEL



Cash allocation
Amount regarded as paid     500 - 10.89NIS
for each share:

Reported by:                Kevin Connelly
I.D. number                 U.S 140853346
Title:                      Chief Financial Officer
Date:                       May 14, 2003




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
                            REPORT OF SHARE ISSUANCE
                            ------------------------

Company:                               Taro Pharmaceutical Industries Limited
Date of Issuance:                      May 21, 2003
No. of Company: 52-002290-6

Name of Shares:                        Ordinary
Symbol of Shares:                      Ord.
Par Value:                             NIS 0.0001
No. of Shares Issued:                  1,000
For Cash Consideration:                1,000


Additional Holders of Ordinary Shares

                                      Par value  No. of shares  Price per share
I.D. number: US passport 093045455
Shareholder: Paul McGarty               0.0001                    1,000 113.1
Address:     13 Kings Path
             Hopewell, NJ 68526
             U.S.A.




Cash allocation
Amount regarded as paid         1,000 - 113.1NIS
for each share:

Reported by:                    Kevin Connelly
I.D. number                     U.S 140853346
Title:                          Chief Financial Officer
Date:                           June 10, 2003




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
                            REPORT OF SHARE ISSUANCE
                            ------------------------

Company:                              Taro Pharmaceutical Industries Limited
Date of Issuance:                     May 29, 2003
No. of Company: 52-002290-6

Name of Shares:                       Ordinary
Symbol of Shares:                     Ord.
Par Value:                            NIS 0.0001
No. of Shares Issued:                 74
For Cash Consideration:               74


Additional Holders of Ordinary Shares

                                       Par value  No. of shares  Price per share
I.D. number: Canadian citizen
Shareholder: Doug Beatie                0.0001                    24 10.76
Address:     130 East Drive                                       50 10.98
             Bramalea, ONT L6T 1C3
             Canada



Cash allocation
Amount regarded as paid               24 - 10.76NIS; 50 - 10.98NIS
for each share:

Reported by:                          Kevin Connelly
I.D. number                           U.S 140853346
Title:                                Chief Financial Officer
Date:                                 June 10, 2003





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
                            REPORT OF SHARE ISSUANCE
                            ------------------------

Company:                              Taro Pharmaceutical Industries Limited
Date of Issuance:                     June 2, 2003
No. of Company: 52-002290-6

Name of Shares:                       Ordinary
Symbol of Shares:                     Ord.
Par Value:                            NIS 0.0001
No. of Shares Issued:                 2,250
For Cash Consideration:               2,250


Additional Holders of Ordinary Shares

                                        Par value  No. of shares Price per share
I.D. number:      US passport 093045455
Shareholder:      Paul McGarty           0.0001                   2,250 108.95
Address:          13 Kings Path
                  Hopewell, NJ 68526
                  U.S.A.



Cash allocation
Amount regarded as paid        2,250 - 108.95NIS
for each share:

Reported by:                   Kevin Connelly
I.D. number                    U.S 140853346
Title:                         Chief Financial Officer
Date:                          June 10, 2003

                            REPORT OF SHARE ISSUANCE

Company:                               Taro Pharmaceutical Industries Limited
Date of Issuance:                      June 5, 2003
No. of Company: 52-002290-6

Name of Shares:                        Ordinary
Symbol of Shares:                      Ord.
Par Value:                             NIS 0.0001
No. of Shares Issued:                  50
For Cash Consideration:                50


Additional Holders of Ordinary Shares

                                     Par value  No.of shares    Price per share
I.D.number:  Birth certificate
             #FO 36966
Shareholder: Bruno Rinaldo             0.0001                      50 11.04
Address:     1112 Feeley Court
             Misissauga, ONT L5J 4S5
             CANADA



Cash allocation
Amount regarded as paid 50 -11.04NIS
for each share:

Reported by:                      Kevin Connelly
I.D. number                       U.S 140853346
Title:                            Chief Financial Officer
Date:                             June 10, 2003





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
                            REPORT OF SHARE ISSUANCE
                            ------------------------

Company:                               Taro Pharmaceutical Industries Limited
Date of Issuance:                      June 11, 2003
No. of Company: 52-002290-6

Name of Shares:                        Ordinary
Symbol of Shares:                      Ord.
Par Value:                             NIS 0.0001
No. of Shares Issued:                  3,000
For Cash Consideration:                3,000


Additional Holders of Ordinary Shares

                                       Par value  No. of shares  Price per share
I.D. number: US passport no. 093045455
Shareholder: Paul McGarty                0.0001                    3,000 108.7
Address:     13 Kings Path
             Hopewell, NJ 68526
             U.S.A



Cash allocation
Amount regarded as paid 3,000 - 108.7NIS for each share:

Reported by:                      Kevin Connelly
I.D. number                       U.S 140853346
Title:                            Chief Financial Officer
Date:                             June 16, 2003

                            REPORT OF SHARE ISSUANCE

Company:                                Taro Pharmaceutical Industries Limited
Date of Issuance:                       June 13, 2003
No. of Company: 52-002290-6

Name of Shares:                         Ordinary
Symbol of Shares:                       Ord.
Par Value:                              NIS 0.0001
No. of Shares Issued:                   25
For Cash Consideration:                 25


Additional Holders of Ordinary Shares

                                       Par value  No. of shares  Price per share
I.D. number: Canadian passport
             # VD 533177
Shareholder: Sanjiv Ahluwalia             0.0001                      25 10.95
Address:     39 Morning Glory Crescent
             Whitby, ONT L1R 1N3
             CANADA



Cash allocation
Amount regarded as paid 25 - 10.95NIS
for each share:

Reported by:        Kevin Connelly
I.D. number         U.S 140853346
Title:              Chief Financial Officer
Date:               June 16, 2003

                            REPORT OF SHARE ISSUANCE
                            ------------------------

Company:                              Taro Pharmaceutical Industries Limited
Date of Issuance:                     June 18, 2003
No. of Company: 52-002290-6

Name of Shares:                       Ordinary
Symbol of Shares:                     Ord.
Par Value:                            NIS 0.0001
No. of Shares Issued:                 875
For Cash Consideration:               875


Additional Holders of Ordinary Shares

                                    Par value   No. of shares   Price per share
I.D. number: VE 117089
Shareholder: Peter Kendall            0.0001                      875 20.28
Address:     2005 Granby Drive
             Oakville, ONT L6H 3Z5
             CANADA



Cash allocation
Amount regarded as paid 875 - 20.28NIS
for each share:

Reported by:                   Kevin Connelly
I.D. number                    U.S 140853346
Title:                         Chief Financial Officer
Date:                          June 19, 2003



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
                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Taro Pharmaceutical Industries Ltd.



Date:  August 4, 2003                       By:/s/ Kevin Connelly
                                               ---------------------------------
                                               Kevin Connelly
                                               Senior Vice President and Chief
                                               Financial Officer





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